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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PEREGRINE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71366Q200

(Cusip Number)

Anthony T. Iler
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71366Q200			Page 2 of 22

1.	Name of Reporting Person: MW Post Advisory Group, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,123,955

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,123,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,123,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.493%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 71366Q200			Page 3 of 21

1.	Name of Reporting Person: DB Distressed Opportunities Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 43,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 43,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2917%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 71366Q200			Page 4 of 21

1.	Name of Reporting Person: Fairfax County Employees’ Retirement System		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 43,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 43,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2917%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 5 of 21

1.	Name of Reporting Person: MW Post Advisory Group Retirement and Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0583%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 6 of 21

1.	Name of Reporting Person: MW Post Portfolio Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 122,500

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 122,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 122,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8167%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 7 of 21

1.	Name of Reporting Person: The Opportunity Fund, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 189,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 189,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.26%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 8 of 21

1.	Name of Reporting Person: Post Opportunity Fund, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 227,955

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 227,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 227,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5197%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 71366Q200			Page 9 of 21

1.	Name of Reporting Person: MW Post Opportunity Offshore Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 145,250

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 145,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 145,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9683%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 10 of 21

1.	Name of Reporting Person: Post Total Return Fund, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 43,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 43,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2917%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 71366Q200			Page 11 of 21

1.	Name of Reporting Person: South Dakota Investment Council		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 113,750

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 113,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 113,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7583%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 12 of 21

1.	Name of Reporting Person: SPhinX Distressed Fund SPC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 28,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1867%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200			Page 13 of 21

1.	Name of Reporting Person: Levine Investments, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 7,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0467%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 71366Q200	13D	Page 14 of 21 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 per share, of Peregrine Systems, Inc., a Delaware corporation (the “Issuer”).

     The address of the principal executive offices of the Issuer is 3611 Valley Centre Drive, San Diego, CA 92130.

Item 2. Identity and Background.

(a)  This statement is being filed jointly by DB Distressed Opportunities Fund, Ltd., a Cayman Islands company, Fairfax County Employees’ Retirement System, a Virginia public pension plan, MW Post Advisory Group Retirement and Profit Sharing Plan, a California employee benefit plan, MW Post Portfolio Fund, Ltd., a Cayman Islands exempted limited liability company, The Opportunity Fund, LLC, a California limited liability company, Post Opportunity Fund, LP, a Delaware limited partnership, MW Post Opportunity Offshore Fund, Ltd., a Cayman Islands exempted company, Post Total Return Fund, LP, a California limited partnership, South Dakota Investment Council, a South Dakota public pension plan, SPhinX Distressed Fund SPC, a Cayman Islands company, and Levine Investments, LP, an Arizona limited partnership (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this statement (the “Joint Filing Agreement,” attached hereto as Exhibit 99.1).

(b)  The address of the principal business of each of the Reporting Persons and the persons set forth in Item 2(c) is 11766 Wilshire Blvd., Suite 1660, Los Angeles, California 90025.

(c)  MW Post Advisory Group, LLC, a Delaware limited liability company, serves as the investment advisor of each of the Reporting Persons. Lawrence Post is the President and Chief Executive Officer of MW Post Advisory Group, LLC and the sole shareholder of Post Advisory Group, Inc., a California corporation, which indirectly owns MW Post Advisory Group, LLC. Carl Goldsmith, Scott Klein and Allan Schweitzer are each Managing Directors of MW Post Advisory Group, LLC. Carl Goldsmith also is a director of the Issuer.

(d)  None of the Reporting Persons or the persons set forth in Item 2(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  None of the Reporting Persons or the persons set forth in Item 2(c) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

CUSIP No. 71366Q200	13D	Page 15 of 21 Pages

(f)  Each of Lawrence Post, Carl Goldsmith, Scott Klein and Allan Schweitzer is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     Prior to the Effective Date of the Fourth Amended Plan of Reorganization of the Issuer, as modified (the “Plan”), the Reporting Persons, in the aggregate, held approximately $32,113,000 of 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”) of the Issuer, which were automatically converted into shares of the Issuer’s Common Stock in accordance with the terms of the Plan on the Effective Date of the Plan, August 7, 2003.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Notes, which were automatically converted into shares of the Issuer’s Common Stock pursuant to the Plan, for investment purposes. (See Item 3 above.) For further information, see Item 6 hereof.

     Pursuant to the terms of the Plan, the Reporting Persons are eligible to receive a pro rata share of up to an additional 600,000 shares of the Issuer’s Common Stock (equivalent to 4% of the reorganized company), depending on the final amount of allowed general unsecured claims, as well as other factors. Distributions of these shares will be on a quarterly basis, commencing with a first distribution of those shares, if any, on or before October 31, 2003. For further information, please refer to the Plan, which is incorporated by reference as Exhibit 99.2 hereto.

     The Reporting Persons, through their representation on the Issuer’s board of directors, will continue to monitor the management of the Issuer and recommend or take such actions as it may deem appropriate with respect to changes in the Issuer’s management.

     Pursuant to the terms of the Plan, promptly after the Effective Date of the Plan, the Issuer must offer to enter into registration rights agreements with holders of its Common Stock , if and to the extent, such holders’ resale of the Common Stock would be limited or restricted by the federal securities laws. The registration rights agreement will entitle the holders to a one-time demand for registration of the Common Stock. For further information, please refer to Plan, which is incorporated by reference as Exhibit 99.2 hereto.

     The Reporting Persons currently intend to hold shares of the Issuer’s common stock for investment. However, the Reporting Persons will take such actions with respect to the Reporting Persons’ respective investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 71366Q200	13D	Page 16 of 21 Pages

Item 5. Interest in Securities of the Issuer.

(a)  and (b)

	Number of Shares
	With Sole	Number of Shares	Number of Shares	Aggregate Number	Percentage of
	Voting and	With Shared Voting	With Shared	of Shares	Class Beneficially
	Dispositive Power	Power (1)	Dispositive Power	Beneficially Owned	Owned (2)
MW Post Advisory Group, LLC(3)	0	1,123,955	1,123,955	1,123,955	7.493%
DB Distressed Opportunities Fund, Ltd.	0	43,750	43,750	43,750	0.2917
Fairfax County Employees’ Retirement System	0	43,750	43,750	43,750	0.2917
MW Post Advisory Group Retirement and Profit Sharing Plan	0	8,750	8,750	8,750	0.0583
MW Post Portfolio Fund, Ltd.	0	122,500	122,500	122,500	0.8167
The Opportunity Fund, LLC	0	189,000	189,000	189,000	1.26
Post Opportunity Fund, LP	0	227,955	227,955	227,955	1.5197
MW Post Opportunity Offshore Fund, Ltd.	0	145,250	145,250	145,250	0.9683
Post Total Return Fund, LP	0	43,750	43,750	43,750	0.2917
South Dakota Investment Council	0	113,750	113,750	113,750	0.7583
SPhinX Distressed Fund SPC	0	28,000	28,000	28,000	0.1867

CUSIP No. 71366Q200	13D	Page 17 of 21 Pages

Levine Investments, LP	0	7,000	7,000	7,000	0.0467

(1)	Under the terms of the Plan (described in Item 6 below), the Reporting Persons may, for a brief period of time, be deemed to share the voting power of the shares held by certain other parties. See Item 6 below.

(2)	Based on 15,000,000 shares of Common Stock outstanding as reported by the Issuer in Amendment No. 1 to its Registration Statement on Form 8-A filed on August 8, 2003.

(3)	Amounts shown include shares of common stock held by the other Reporting Persons as well as shares of common stock held by other investments funds for which MW Post Advisory Group, LLC is an investment advisor.

(c)  Other than the shares of Common Stock reported herein, none of the Reporting Persons has acquired shares of Common Stock within the 60-day period prior to the filing of this statement.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Plan, the following four members of the Issuer’s board of directors were selected by the creditors’ committee: Carl Goldsmith, Robert Horwitz, James Jenkins and Ben Taylor (the “Initial Directors”). If on or before ninety (90) days from the effective date of the Plan, any one or more of the Initial Directors selected by the creditors’ committee resigns or is otherwise unwilling or unable to serve as a director, his or her successor shall be selected by the remaining Initial Directors selected by the creditors’ committee or their successors. This arrangement will terminate of its own accord on the 91st day after the effective date of the Plan. In addition to the shares in which the Reporting Persons have an interest, entities affiliated with or related to the following directors have an interest in the indicated number of shares: Mr. Horwitz—1,497,650; Mr. Taylor—699,998; and Mr. Jenkins—1,170,750. The Reporting Persons do not believe that the foregoing Plan provision results in the Initial Directors constituting a “group” for purposes of Rule 13d-3 and hence expressly disclaim (i) “group” status with such other directors and their affiliated and related entities and (ii) any beneficial ownership in shares held by such other directors and their affiliated and related entities.

     Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is a party to any contracts, arrangements, understandings or other relationships with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     The Reporting Persons expressly disclaim any “group” status under Section 13(d) of the Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No. 71366Q200	13D	Page 18 of 21 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, executed August 21, 2003 (filed herewith).

99.2	Fourth Amended Plan of Reorganization of the Issuer and Peregrine Remedy, Inc., as modified (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 25, 2003).

CUSIP No. 71366Q200	13D	Page 19 of 21 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of August 21, 2003

MW POST ADVISORY GROUP, LLC

By:	/s/ Robert Shustak

Name:	Robert Shustak
Its:	President

DB DISTRESSED OPPORTUNITIES FUND, LTD.

By:	MW Post Advisory Group, LLC, its Sub-Advisor

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

FAIRFAX COUNTY EMPLOYEES’ RETIREMENT SYSTEM

By:	MW Post Advisory Group, LLC, its Investment Advisor

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

MW POST ADVISORY GROUP RETIREMENT AND PROFIT SHARING PLAN

By:	MW Post Advisory Group, LLC, its Investment Advisor

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

MW POST PORTFOLIO FUND, LTD.

By:	MW Post Advisory Group, LLC, its Investment Advisor

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

CUSIP No. 71366Q200	13D	Page 20 of 21 Pages

THE OPPORTUNITY FUND, LLC

By:	MW Post Advisory Group, LLC, its Manager

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

POST OPPORTUNITY FUND, LP

By:	MW Post Advisory Group, LLC, its General Partner

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

MW POST OPPORTUNITY OFFSHORE FUND, LTD.

By:	MW Post Advisory Group, LLC, its Investment Manager

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

POST TOTAL RETURN FUND, LP

By:	MW Post Advisory Group, LLC, its General Partner

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

SOUTH DAKOTA INVESTMENT COUNCIL

By:	MW Post Advisory Group, LLC, its Investment Manager

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

SPHINX DISTRESSED FUND SPC

By:	MW Post Advisory Group, LLC, its Portfolio Manager

	By:	/s/ Robert Shustak

	Name:	Robert Shustak
	Its:	President

LEVINE INVESTMENTS, LP

	By:	/s/ Bob Carone

	Name:	Bob Carone
	Its:	Director of Operations

CUSIP No. 71366Q200	13D	Page 21 of 21 Pages

Exhibit Index

Exhibit	Description

99.1	Joint Filing Agreement, executed August 21, 2003 (filed herewith).

99.2	Fourth Amended Plan of Reorganization of the Issuer and Peregrine Remedy, Inc., as modified (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 25, 2003).